LIPMAN ELECTRONIC ENGINEERING LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
November 16, 2004

TO THE SHAREHOLDERS OF LIPMAN ELECTRONIC ENGINEERING LTD.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of LIPMAN ELECTRONIC ENGINEERING LTD., a company formed under the laws of the State of Israel (the "Company"), will be held on, Tuesday, November 16, 2004 at 5:00 p.m., local time, at the principal executive offices of the Company located at 11 Haamal Street, Rosh Haayin, 48092, Israel, for the following purposes:

(i) to approve Lipman's 2004 Share Option Plan (the "Option Plan"); and

(ii) to approve Lipman's U.S. Employee Stock Purchase Plan (the "U.S. Purchase Plan").

The foregoing items of business are more fully described in the Proxy Statement to be mailed to the shareholders on or about October 27, 2004.

Only shareholders who held shares at the close of business on October 26, 2004 (the "Record Date") are entitled to receive notice of, and to vote at the Meeting and any adjournments thereof. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of each of the proposals.

All shareholders are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS
Jacob Perry Chairman of the Board

Rosh Haayin, Israel
October 26, 2004

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

LIPMAN ELECTRONIC ENGINEERING LTD. PROXY STATEMENT FOR SPECIAL

MEETING OF SHAREHOLDERS

November 16, 2004

The enclosed proxy is solicited on behalf of the Board of Directors of Lipman Electronic Engineering Ltd. (the "Company") for use at the Company's Special Meeting of Shareholders (the "Meeting") to be held on November 16, 2004 at 5:00 p.m., local time, or at any adjournment or postponement thereof, for the purpose set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 11 Haamal Street, Rosh Haayin, 48092, Israel. The telephone number at that address is 011-972-3-902-9730.

These proxy solicitation materials were mailed on or about October 27, 2004 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record at the close of business on October 26, 2004 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting. Also, shareholders who on the Record Date hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to receive notice of, and to vote at, the Meeting.

At the Record Date, 28,032,196 Ordinary Shares were issued, of which 26,106,536 Ordinary Shares were outstanding and 1,925,660 Ordinary Shares were held in treasury.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at the address set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company's Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one-third of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any two shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which the shareholders will be asked to vote is specified below immediately following each proposed resolution. Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Meeting.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by directors, officers and other employees of the Company by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any other information furnished to the shareholders, will be borne by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

PROPOSAL ONE

APPROVAL OF THE COMPANY'S 2004 SHARE OPTION PLAN

The Company believes that its success is predicated on its ability to recruit and retain highly qualified and motivated personnel and that a share option plan is instrumental towards achieving this objective. Furthermore, the Company believes that a share option plan enhances its performance and shareholder value by aligning the financial interests of those employees, officers, directors and consultants who are awarded options with those of its shareholders.

Early this year, the Company completed its initial public offering in the United States and its shares are listed on Nasdaq. Nasdaq rules require the Company to obtain shareholder approval for the adoption of, and material amendments to, share option plans. In addition, shareholder approval of a share option plan is required in order for options granted under such plan to qualify as incentive stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Company is asking its shareholders to approve the 2004 Share Option Plan (the "Option Plan") as described below.

The Company's Board of Directors has adopted the Option Plan, subject to shareholder approval within 12 months of the adoption of the Plan by the Board of Directors.

SUMMARY OF PROVISIONS OF THE OPTION PLAN

AVAILABLE SHARES AND ELIGIBLE PARTICIPANTS.    The Option Plan complies with amended Section 102 of the Israeli Income Tax Ordinance (New Version), and authorizes the grant of options to purchase up to 700,000 of the Company's Ordinary Shares. Employees, officers, directors and consultants of the Company and its subsidiaries ("Service Providers") will be eligible to participate in the Option Plan.

Any option grants to the Company's directors will require an additional shareholder approval under the Israeli Companies Law, 5759-1999 (the "Companies Law").

INCENTIVE STOCK OPTIONS.    The Option Plan also authorizes the grant of options which are intended to qualify as incentive stock options within the meaning of Section 422 of the Code and options which do not qualify as incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. The maximum number of shares which may be issued under the Option Plan through incentive stock options is 200,000 shares.

ADMINISTRATION.    The Board of Directors or, subject to applicable law, a committee of the Board of Directors (the "Option Committee"), if appointed, will administer the Option Plan. The Board of Directors or the Option Committee will have the authority, subject to limitation under the terms and provisions of any applicable law, to:

(i)	determine the fair market value (as defined in the Option Plan) of ordinary shares;

(ii)	select the persons to whom options may from time to time be granted;

(iii)	determine the number of shares to be covered by each such grant and the exercise price per share;

(iv)	approve forms of agreement for use under the Option Plan;

(v)	determine, alter and adjust the terms and conditions of any option granted, including without limitation, to accelerate the right of an optionee to exercise in whole or in part options granted under the Option Plan, or to reprice the exercise price of an Option granted under the Plan; and

(vi)	otherwise interpret and administer the Option Plan.

ISRAELI INCOME TAX CONSEQUENCES.    Options granted under the Option Plan to Israeli residents who are employees, officers or directors are expected generally to be taxable under the "capital gains path". Pursuant to this path, the profit realized by an employee upon sale of shares acquired as a result of the exercise of an option is taxed as a capital gain (at a tax rate of 25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted.

U.S. FEDERAL INCOME TAX CONSEQUENCES.    In general, for persons subject to U.S. federal income taxes, a holder of an option that does not qualify as an "incentive stock option" under the Code will recognize ordinary income when the option is exercised equal to the excess of the fair market value of the ordinary shares purchased over the aggregate exercise price, and the Company or a subsidiary will receive a corresponding deduction. Upon a later sale of the ordinary shares, the option holder will recognize capital gain or loss generally equal to the difference between the sale price and the fair market value of the ordinary shares at the time the option was exercised.

The holder of an option that qualifies as an incentive stock option does not recognize taxable income upon exercise of the option. If the ordinary shares acquired upon exercise of the incentive stock option are sold within two years from the grant date or within one year from the exercise date, then, in general, gain realized on the sale will be treated as ordinary income to the extent of the spread between the sale price and the exercise price, and the Company or a subsidiary will receive a corresponding deduction. In general, if the ordinary shares are held for at least two years from the grant date and one year from the exercise date, then gain or loss realized upon the sale will be capital gain or loss and the Company will not be entitled to a deduction.

VESTING.    Options granted are generally expected to vest 50% after two years; 25% after three years; and 25% after four years. If an option terminates or expires before it is exercised, the ordinary shares that were issuable under such option will again be available for grant and returned to the pool of ordinary shares reserved for issuance under the Option Plan.

EXERCISE PRICE.    Unless otherwise provided by the Board of Directors, options will be granted with an exercise price equal to the fair market value (as defined in the Option Plan) of the Company's ordinary shares. The exercise price per share of an incentive stock option may not be less than 100% of the fair market value (as defined in the Option Plan) per share of the Company's ordinary shares on the date of grant (110% in the case of an incentive stock option granted to an employee who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of any parent or subsidiary (a "10% Shareholder")).

TERM.    The Option Plan has a term of ten years and will terminate in October 2014. The term of each option granted under the Option Plan will be specified in the option agreement; provided, however, that the term will be no more than ten years from the date of grant thereof. In the case of an incentive stock option granted to a 10% Shareholder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement.

EXERCISE OF OPTIONS.    In general, unless otherwise provided in an option agreement, an optionee will have a period of one year to exercise his or her vested options (but not beyond the expiration of the term of the options) if the optionee ceases to be a service provider, provided, however, that, in the event an optionee is terminated for "cause" (as defined in the Option Plan) all of his or her options will immediately cease to exercisable and will no longer be of any force or effect. In the case of incentive stock options, unless otherwise provided in an option agreement, an optionee (or his or her estate) will have one year following his or her termination of employment due to death or disability to exercise his or her vested options (but not beyond the expiration of the term of the options) and 3 months to exercise his or her vested options following a termination of employment for any other reason, except a termination for "cause" (in which case, such options will immediately cease to be exercisable). Any options that are not vested when an optionee ceases to be a service provider will immediately terminate.

ADJUSTMENTS IN CERTAIN CASES.    In general, the number of the Company's ordinary shares covered by each outstanding option, and the number of ordinary shares which have been authorized for issuance under the Option Plan or through incentive stock options, as well as the price per share of ordinary shares covered by outstanding options, will be proportionately adjusted for any increase or decrease in the number of issued ordinary shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the ordinary shares, or any other increase or decrease in the number of issued ordinary shares effected without receipt of consideration by the Company. In the event of a merger of the Company with or into another corporation or an acquisition of all or substantially all of the shares of the Company, such that more than 50% of the outstanding voting securities of the surviving or resulting company are owned in the aggregate by persons or entities other than the shareholders of the Company, or in the event of the sale of all or substantially all of the assets of the Company, each outstanding option will be assumed or an equivalent option or right substituted by the successor corporation or by a parent or subsidiary of the successor corporation. No adjustment will be made for a dividend in cash.

OPTIONS NOT ASSIGNABLE.    Options are not assignable or transferable by the optionee. No options or any right with respect thereto may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the Option Plan, and during the lifetime of the optionee each optionee's right to purchase shares may only be exercised by the optionee. Generally, an option may be exercised as long as the optionee is employed by, or providing services to, the Company or any of its subsidiaries, to the extent the options have vested.

The Board of Directors believes that the approval of the Option Plan will provide the Company with the means to attract and retain talented personnel, attract and adequately reward employees, officers, directors and consultants, and enable us to remain competitive in our industry.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

"RESOLVED, that the 2004 Share Option Plan authorizing the grant of options to purchase up to 700,000 of the Company's ordinary shares, par value NIS 1.00 per share, be, and it hereby is, adopted and approved".

Under the Companies Law the affirmative vote of the holders of a majority of the ordinary share represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL TWO

APPROVAL OF THE COMPANY'S U.S. EMPLOYEE STOCK PURCHASE PLAN

The Company's Board of Directors has adopted the U.S. Employee Stock Purchase Plan (the "U.S. Purchase Plan") for the benefit of the Company's employees in the United States, subject to shareholder approval at the Meeting. As of September 30 2004, we had approximately 75 employees in the United States. The U.S. Purchase Plan reserves 200,000 of the Company's Ordinary Shares for purchase pursuant to the terms of the Plan.

Shareholder approval of the U.S. Purchase Plan is being sought so that participants in the Plan will be eligible to receive favorable income tax treatment under the U.S. Internal Revenue Code in connection with their purchase of ordinary shares under the Plan. The Board of Directors has also adopted a similar employee stock purchase plan for the Company's non-U.S. employees for which shareholder approval is not required under Israeli law.

The Board of Directors believes that the U.S. Purchase Plan will enable the Company to retain and recruit employees in a competitive job market and encourage broader share ownership by eligible employees who might not otherwise own the Company's ordinary shares and who, as owners of ordinary shares, will have a greater incentive to contribute to the profitability and long-term growth of the Company. We believe that the U.S. Purchase Plan is consistent with the employee share purchase plans offered to employees by similar companies.

SUMMARY OF PROVISIONS OF THE U.S. PURCHASE PLAN

AVAILABLE SHARES.    Subject to appropriate adjustment for stock splits and other capital changes, the Company may sell an aggregate of 200,000 ordinary shares under the U.S. Purchase Plan over the ten-year duration of the Plan. Ordinary shares sold under the U.S. Purchase Plan may be authorized and unissued shares or shares held by the Company in its treasury. The Company may purchase ordinary shares for resale under the U.S. Purchase Plan.

ELIGIBILITY.    Any employee of Lipman U.S.A., Inc., the Company's wholly-owned U.S. subsidiary (or any other present or future subsidiary corporation of the Company that is designated by the Board as an eligible subsidiary under the U.S. Purchase Plan), is eligible to participate in the U.S. Purchase Plan as long as the employee customarily works at least twenty hours per week and at least five months per year. No employee who owns or holds options to purchase, or who as a result of his or her participation in the U.S. Purchase Plan would own or hold options to purchase, 5% or more of the Company's ordinary shares may participate in the Plan.

PARTICIPATION IN THE U.S. PURCHASE PLAN.    Participation in the U.S. Purchase Plan is completely voluntary. Participation in the U.S. Purchase Plan is limited to eligible employees who authorize payroll deductions pursuant to the Plan. At present, such payroll deductions may not exceed 15% of an employee's cash compensation. Once an employee becomes a participant in the U.S. Purchase Plan, the employee will automatically participate in each successive offering until such time as the employee withdraws from the Plan or the employee's employment terminates.

OFFERINGS UNDER THE U.S. PURCHASE PLAN.    Participation in the Plan is contingent on shareholder approval at the Meeting. Unless the Board determines otherwise, an offering period will commence on the first trading day on or after February 15th and August 15th of each year, commencing not sooner than February 15, 2005, and will continue for approximately six months. The offering period commencing each February will end on the last trading day on or before August 14th and the offering period commencing each August will end on the last trading day on or before February 14th of the following year.

PURCHASE PRICE.    The purchase price per share at which the ordinary shares are sold under the U.S. Purchase Plan will be equal to 85% of the lesser of the fair market value of the ordinary shares on (a) the first day of the offering period and (b) the last day of the offering period.

PURCHASE OF SHARES.    The number of ordinary shares a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation (less any applicable taxes) by the purchase price per share. Participants may not purchase ordinary shares having a fair market value exceeding $25,000 in any calendar year. For this purpose, the fair market value of ordinary shares purchased in a given offering is determined as of the first day of that offering period. In addition, a participant may not purchase more than 25,000 ordinary shares in a single offering period, although this limit may be adjusted by the Board from time to time prior to the commencement of an offering period.

WITHDRAWAL FROM PARTICIPATION.    An employee may elect to terminate his or her participation at any time during an offering period. An employee's participation will automatically terminate upon the termination for any reason of his or her employment with Lipman U.S.A., Inc. (and any other participating corporate subsidiary). Upon termination of participation, payroll deductions will cease and the amount credited to the participant's account will be promptly paid to the participant (or the participant's beneficiary, or, if none, estate, in the event of his or her death). A participant who voluntarily withdraws from the U.S. Purchase Plan during an offering period may re-enroll for any subsequent offering period for which he or she is an eligible employee.

ADMINISTRATION.    The U.S. Purchase Plan will be administered by the Company's Board of Directors or, subject to applicable law, a committee appointed by the Board of Directors (the Board in such capacity or such committee being referred to as the "Committee"). Subject to the provisions of the U.S. Purchase Plan, the Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan and to resolve disputes under the Plan. Findings, decisions and determinations of the Committee will be final and binding on all parties.

TERMINATION OR AMENDMENT.    Unless sooner terminated by the Board of Directors, the U.S. Purchase Plan will terminate on the tenth anniversary of its adoption by the Board of Directors. The Board of Directors may at any time and for any reason terminate or amend the U.S. Purchase Plan. Except as provided in the U.S. Purchase Plan in the case of certain capital changes and corporate transactions or reorganizations, no such termination can affect any outstanding options except that an offering period may be terminated by the Board of Directors if the Board of Directors determines that the termination of the offering period or the Plan is in the best interests of the Company and its shareholders. In general, no amendment may be made to any outstanding option granted under the U.S. Purchase Plan which adversely affects the rights of the holder of such option.

U.S. FEDERAL INCOME TAX CONSEQUENCES.    Amounts withheld from an employee's compensation under the U.S. Plan constitute ordinary income. In general, upon the sale or other disposition of Ordinary Shares more than two years after the beginning of the offering period in which the shares were acquired, the gain recognized will be treated as ordinary income in an amount up to the lesser of (a) the excess of the fair market value of the Ordinary Shares at the time of sale or other disposition over the purchase price, or (b) 15% of the fair market value of the Ordinary Shares on the first day of the offering period. The balance of the gain, if any, will be treated as long-term capital gain.

If the sale or other disposition of Ordinary Shares occurs within said two-year period (a "disqualifying disposition"), then the employee will be required to recognize ordinary income equal to the amount by which the fair market value of the Ordinary Shares on the date the shares were purchased exceeds the purchase price.

Lipman U.S.A., Inc. (or such other designated subsidiary that employs the employee) will generally be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the employee as result of the disposition. In all other cases, a deduction generally will not be allowed to the Company.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

"RESOLVED, that the U.S. Employee Stock Purchase Plan authorizing the sale of up to 200,000 of the Company's ordinary shares, par value NIS 1.00 per share, be, and it hereby is, adopted and approved".

Under the Companies Law the affirmative vote of the holders of a majority of the ordinary share represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

By Order of the Board of Directors
Jacob Perry Chairman of the Board

Dated: October 26, 2004